

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

June 10, 2010

Thomas J. Seifert
Chief Financial Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California   94088

> **Re:** **Advanced Micro Devices, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 19, 2010**
> **File No. 001-07882**

Dear Mr. Seifert:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief